UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67433

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Crutchfield Securities, L.L.C.**

TYPE OF REGISTRANT (check all applicable boxes):

[■] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

   [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5599 San Felipe St., Suite 555

(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Powell	713-249-2656	tfp@crutchfieldcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Ste. 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas F. Powell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY POWELL
My Notary ID # 130786648
Expires October 9, 2028

Mary Powell

Signature:

Title:
Thomas F. Powell, FINOP

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS and
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2025
PURSUANT TO RULE 17A-5 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
CONFIDENTIAL TREATMENT REQUESTED

INDEX

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479

Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of Crutchfield Securities, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Crutchfield Securities, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Crutchfield Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crutchfield Securities, LLC's management. Our responsibility is to express an opinion on Crutchfield Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crutchfield Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Crutchfield Securities, LLC's financial statements. The supplemental information is the responsibility of Crutchfield Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Crutchfield Securities, LLC's auditor since 2020.

Sugar Land, Texas

January 23, 2026

1

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2025

ASSETS

Current assets	
Cash	$53,596
Prepaid expenses	1,273
Total current assets	54,869
TOTAL ASSETS	$54,869

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$25,818
Total current liabilities	25,818
Members' equity	29,051
TOTAL LIABILITIES AND MEMBERS' EQUITY	$54,869

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

Fee revenue	$4,287,500
Operating expenses:	
Rent and overhead	3,600
Professional fees	26,836
Consulting fees	4,251,183
Other expenses	0
Total operating expenses	4,281,619
Income (loss) before interest income	5,881
Interest Income	0
Income (loss) before tax	5,881
State tax	14,192
Net Income (loss)	($8,311)

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at January 1, 2025	$37,362
Net Income (loss)	(8,311)
Balance at December 31, 2025	$29,051

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net Income (loss)	($8,311)
Adjustments to reconcile net income to net cash	
Used in operating activities:	
Increase in operating assets	
Prepaid expenses	(898)
Increase in operating liabilities	
Accrued expenses	4,529
Net cash provided by operating activities	(4,680)
Net increase in cash	(4,680)
Cash at December 31, 2024	58,276
Cash at December 31, 2025	$53,596

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 1 – NATURE OF OPERATIONS

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures. Effective January 29, 2025, First Centurion Holdings, L.L.C. ("First Centurion") acquired 100% of the Company. First Centurion is solely owned by Bill Cornelius, who also owns 50% of Crutchfield Financial, L.L.C. ("Crutchfield Financial") through WRC Management, L.L.C.

The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of privately-owned operating businesses whether structured as a purchase of assets, equity, merger or otherwise.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Revenue Recognition – The Company earns fees generated from facilitation of the placement of equity and debt instruments. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Retainers and other fees received from customers before recognizing revenue are reflected as contract liabilities. At December 31, 2025, there were no contract liabilities required to be recorded by the Company.

Accounts Receivable – Accounts receivable are recorded at outstanding principal when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. The Company did not have any outstanding accounts receivable at December 31, 2025 or at December 31, 2024.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the members. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. With respect to the Texas margin tax, the Company incurred an expense of $14,192 in 2025.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement was for one year and thereafter renewed automatically for successive one-year terms unless terminated upon 30-day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

The terms of any arrangements with the related parties may not be the same as those that would otherwise exist or result from transactions and agreements among unrelated parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2025, the Company's net capital, as defined, of $27,778 exceeded the required minimum by $22,778. The Company's percentage of aggregate indebtedness to net capital at December 31, 2025 was 93%.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or future obligation.

NOTE 6 – MEMBERS' EQUITY

There is one member in the Company. All profits, losses, and distributions are allocated to the member as defined in the Company's Limited Liability Company Agreement.

The member received consulting payments from the Company in the amount of $1,333,895 for the year ended December 31, 2025.

NOTE 7– CONCENTRATIONS

Major Customers – For the year ended December 31, 2025, the Company had revenues from one customer that accounted for 61% of total revenue. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 8 – SINGLE SEGMENT REPORTING

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions and advisory work. The Company has identified its Managing member as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 23, 2026, the date which the financial statements were available to be issued. There are no events that took place that would have a material impact on its financial statements.

* * * *

8

CRUTCHFIELD SECURITIES, L.L.C.

**SUPPLEMENTAL INFORMATION - SCHEDULE I - COMPUTATION OF
NET CAPITAL UNDER RULE 15C3-1 of THE SECURITIES AND
EXCHANGE COMMISSION DECEMBER 31, 2025**

	Net Capital Computation
Members' Equity	$29,051
Deductions and/or charges Nonallowable assets Prepaid expenses	1,273
Total deductions	1,273
Net Capital	27,778
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$22,778
Aggregate Indebtedness	$25,818
Percentage of aggregate indebtedness to net capital	93%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

CRUTCHFIELD SECURITIES, L.L.C.
Schedule II – Computation for Determining of Reserve
Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements is not applicable to Crutchfield Securities, L.L.C.

CRUTCHFIELD SECURITIES, L.L.C.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to SEA Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to Crutchfield Securities, L.L.C.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479.
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Crutchfield Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crutchfield Securities, LLC states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Crutchfield Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

January 23, 2026

Crutchfield Securities, L.L.C.

Member FINRA / SIPC

5599 San Felipe Street
Suite 555
Houston, Texas 77056
(713) 961-0496

Crutchfield Securities Exemption Report

Crutchfield Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Crutchfield Securities

I, Thomas F. Powell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Director

January 21, 2026